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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Shiloh Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   824543 10 2
                            -------------------------
                                 (CUSIP Numbers)

                                 Curtis E. Moll
                                MTD Products Inc
                                5965 Grafton Road
                             Valley City, Ohio 44280
                                  330-225-2600

                                 With a copy to:

                             David J. Hessler, Esq.
                      Wegman, Hessler, Vanderburg & O'Toole
                            6100 Rockside Woods Blvd.
                              Cleveland, Ohio 44131
                                  216-642-3342
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 10, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                  This Amendment No. 1 amends and supplements the Schedule 13D filed on June 23, 1997 (the "Schedule 13D") relating to the Common Stock, $.01 par value per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Suite 350, 1013 Centre Road, Wilmington, Delaware 19805. All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4(a) of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph immediately after the existing paragraph:

                  On July 10, 1997, each of Dominick C. Fanello and James C. Fanello executed a letter agreement setting forth their understanding with MTD. Such letter agreement is hereby incorporated by reference to Exhibit 99.4 and
Exhibit 99.5 to this Schedule 13D. Pursuant to the terms of the letter agreement, if MTD would make a proposal for the purchase of all outstanding shares of Common Stock of the Company that are not owned by MTD, Messrs. D. and
J. Fanello agreed to support such a proposal and to sell to MTD all shares of Common Stock owned by each individual for $19.00 per share. In addition, if an independent third party proposed to purchase the outstanding shares of Common Stock of the Company at a higher price than $19.00 per share, Messrs. D. and J. Fanello agreed that MTD would have the right to purchase all of the shares of Common Stock owned by each such individual for $19.00 per share. MTD represented that if it purchased shares of Common Stock of the Company from Messrs. D. and
J. Fanello at $19.00 per share, then MTD would not purchase Common Stock of the Company at a higher price from other shareholders of the Company. In addition, MTD agreed to release Messrs. D. and J. Fanello from their obligations to sell to MTD in the event that a proposal for the purchase of all outstanding shares of Common Stock of the Company was received by an independent party at a price that MTD would be willing to sell the Common Stock of the Company that it currently holds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUES

                  Items 5(a) - (b) of Schedule 13D are hereby amended and supplemented by inserting the following paragraph as the last paragraph of Items 5 (a) - (b) and immediately prior to Item 5 (c).

                  As a result of the letter agreement described in Item 4 (a) of this Schedule 13D, MTD may be deemed, pursuant to the rules and regulations promulgated under Section 13 (d) and 13 (g) of the Securities Exchange Act of 1934 to beneficially own the shares of Common Stock owned by Messrs. D. and J. Fanello; however, MTD disclaims beneficial ownership of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph immediately prior to the final paragraph thereof:

                  On July 10, 1997, each of Dominick C. Fanello and James C. Fanello executed a letter agreement setting forth their understanding with MTD. Such letter agreement is hereby incorporated by reference to Exhibit 99.4 and
Exhibit 99.5 to this Schedule 13D. Pursuant to the terms of the letter agreement, if MTD would make a proposal for the purchase of all outstanding shares of Common Stock of the Company that are not owned by MTD, Messrs. D. and
J. Fanello agreed to support such a proposal and to sell to MTD all shares of Common Stock owned by each individual for $19.00 per share. In addition, if an independent third party proposed to purchase the outstanding shares of Common Stock of the Company at a higher price than $19.00 per share, Messrs.. D. and J. Fanello agreed that MTD would have the right to purchase all of the shares of Common Stock owned by each such individual for $19.00 per share. MTD represented that if it purchased shares of Common Stock of the Company from Messrs. D. and
J. Fanello at $19.00 per share, then MTD would not purchase Common Stock of the Company at a higher price from other shareholders of the Company. In addition, MTD agreed to release Messrs. D. and J. Fanello from their obligations to sell to MTD in the event that a proposal for the purchase of all outstanding shares of Common Stock of the Company was received by an independent party at a price that MTD would be willing to sell the Common Stock of the Company that it currently holds.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following items immediately after the existing list of items:

Exhibit 99.4 --   Letter Agreement, dated as of July 10, 1997 by Dominick C.
                  Fanello.

Exhibit 99.5 --   Letter Agreement, dated as of July 10, 1997 by James C.
                  Fanello.




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July  28, 1997

MTD Products Inc                                     Dominick C. Fanello

By: /s/ Ronald C. Houser                             /s/ Dominick C. Fanello
    ------------------------------------             ---------------------------
Name: Ronald C. Houser
Title: Chief Financial Officer

James C. Fanello                                     Rose M. Fanello

/s/ James C. Fanello                                 /s/ Rose M. Fanello
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Kathleen M. Fanello

/s/ Kathleen M. Fanello
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